June 30, 2006

Mr. R. Philip Bixby
President, Chief Executive Officer and Chairman
Kansas City Life Insurance Company
3520 Broadway
Kansas City, Missouri 64111-2565

> Re: **Kansas City Life Insurance Company**
> **Form 10-K for fiscal year ended December 31, 2005**
> **Form 10-Q for the quarter ended March 31, 2006**
> **File No. 002-40764**

Dear Mr. Bixby:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 9

1. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management's Discussion and Analysis. It appears that your discussion of critical accounting estimates provides only a general description of the underlying methodologies and excludes quantification of the future impact resulting from reasonably likely changes in the key assumptions underlying these estimates. This disclosure should provide investors with a fuller understanding of the uncertainties that you anticipate in applying the critical accounting estimates and the sensitivity of your operating results to "reasonably likely" changes in key

assumptions. Please provide us an expanded discussion in a disclosure-type format that quantifies the effect that changes in the estimate had on each period presented and the effect that reasonably likely changes in key assumptions may have on the estimates at the latest balance sheet date presented. Discuss any new events or information considered in revising your key assumptions such as internal and external trend data and how you provided for the continuing impact of such experience trends in your estimates.

Results of Operations, page 11

2. Your reinsurance activities appear to materially affect operating results. Please discuss and quantify in a disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also, discuss changes made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your future financial position, results of operations and cash flows.

Notes to Consolidated Financial Statements

1. Nature of Operations and Significant Accounting Policies

Separate Accounts, page 37

3. It appears that your life and annuity products contain variable features and provide minimum guarantees. In a disclosure-type format please provide an expanded description of your interest sensitive products including the extent and terms of minimum guarantees as required by paragraph 38 of SOP 03-01.

8. Segment Information, page 56

4. It appears that you use "customer revenues" as a segment measure, which differs from insurance revenues presented in the consolidated statements of income. Please provide us in a disclosure-type format how you define "customer revenues" and why this measure is preferable to insurance revenues. Please provide a reconciliation of segment revenues to consolidated revenues as required by paragraph 32 of SFAS 131 in a disclosure-type format.

Form 10-Q for the quarter ended March 31, 2006

2. New Accounting Pronouncements, page 6

5. You adopted SFAS 123R as of January 1, 2006, disclosing that it had no material impact on your financial statements. However, it appears you omitted the minimum required information to meet the disclosure requirements of paragraph

64 of SFAS 123R. Please refer to paragraphs A240 and A241 of SFAS 123R. Please provide this information in a disclosure-type format or explain why you concluded that these disclosures were not necessary.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant